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By **Dwight Dunagan** • 7/8/2025 •••

Epinal Ltd
407 followers
1mo •

Along with another big update to our website: We're officially making an offering via regulation crowd funding. Check out our webpage or use this link to see the details.

https://lnkd.in/g8sQD_tb


EPINAL

Invest in Epinal Inc.: World's First Multi-Drug Breathalyzer for Narcotics Detection & Testing
wefunder.com

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